Exhibit 99.1

September 13, 2019

PRESS RELEASE

4-1-3 Taihei, Sumida-ku, Tokyo
Pepper Food Service Co., Ltd.
Kunio Ichinose, Representative Director, President and Chief Executive Officer
(Code number: 3053) TSE 1st Section
Inquiries:	Ichiro Yasuda, General Manager of General Affairs Division
Telephone number:	+81 (0)3 3829 3210

Notice of Changes in Organization, Executive Officers, and Other Personnel

Pepper Food Service Co., Ltd. (the “Company”) hereby announces the following changes in its organization, executive officers, and other personnel, as decided at the meeting of the Board of Directors held on September 13, 2019.

1. Organizational Changes (as of September 13, 2019)

The following organizational changes will be made in order to enhance the Company’s internal control system.

(i)

We are establishing a new Marketing Department under the Corporate Planning Promotion Office to work on sales strategies and structural reforms in preparation for both internal and external changes in the environment, promoting a greater management structure.

(ii)

We are abolishing the Ikinari! Steak East Japan Business Division and Ikinari! Steak West Japan Business Division under the Ikinari! Steak Business Division in the Sales Management Division, and changing the eight sales departments (Ikinari! Steak’s 1st Sales Management Department – 8th Sales Management Department) to be under the direct control of the Ikinari! Steak Business Division in the Sales Management Division.

2. Changes in Executive Officers (as of September 13, 2019)

Name	New Title(s)	Previous Title(s)
Yuta Tsukamoto	Senior Executive Officer Manager of Marketing Department, Corporate Planning Promotion Office	Senior Executive Officer General Manager of Ikinari! Steak Business Division, Sales Management Division General Manager of Ikinari! Steak East Japan Business Division

Daiju Yamaki	Senior Executive Officer General Manager of Ikinari! Steak Business Division, Sales Management Division Manager of 5th Sales Management Department, Ikinari! Steak Business Division	Senior Executive Officer General Manager of Ikinari! Steak West Japan Business Division, Sales Management Division Manager of 5th Sales Management Department, Ikinari! Steak Business Division

3. Changes in Other Personnel (as of September 13, 2019)

Name	New Title(s)	Previous Title(s)
Yuichi Oyagi	Manager of AFC Development Department, Global Business Division, Sales Management Division Manager of Global Sales Department	Manager of Corporate Planning Promotion Office

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